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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 5)(1)

                                 AMX Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    001801109
                                 (CUSIP Number)

                               Scott Dennis Miller
                              11515 Hillcrest Road
                               Dallas, Texas 75230
                                 (214) 369-1682
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   Copies to:

                             A. Michael Hainsfurther
                         Munsch Hardt Kopf & Harr, P.C.
                               4000 Fountain Place
                                1445 Ross Avenue
                               Dallas, Texas 75202
                                 (214) 855-7500

                                  May 17, 2002
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

___________________
(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 001801109
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     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Scott Dennis Miller
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     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [X]
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     3)  SEC Use Only

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     4)  Source of Funds (See Instructions)

         PF
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     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e)

         [_]
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     6)  Citizenship or Place of Organization

         United States of America
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   Number of               (7) Sole Voting Power              1,754,635
    Shares              --------------------------------------------------------
 Beneficially              (8) Shared Voting Power                    0
 Owned by Each          --------------------------------------------------------
Reporting Person           (9) Sole Dispositive Power         1,754,635
     With               --------------------------------------------------------
                          (10) Shared Dispositive Power         580,558(1)
--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,754,635
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     12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

         [X]
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     13) Percent of Class Represented by Amount in Row (11)

         15.8%
--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         IN
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(1) Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of 580,558 shares of Common Stock reflected in this Row (10) and, as such, declares that this Amendment No. 5 to Schedule 13D shall not be construed as an admission that the Reporting Person is the beneficial owner of such shares.

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                                  SCHEDULE 13D

         This Amendment No. 5 to Schedule 13D amends Items 3, 5, 6 and 7 contained in the Statement on Schedule 13D filed on July 23, 1996, as amended by that certain Amendment No. 1 to Schedule 13D filed on January 31, 2001, that certain Amendment No. 2 to Schedule 13D filed on February 26, 2001, that certain Amendment No. 3 to Schedule 13D filed on March 23, 2001, and that certain Amendment No. 4 to Schedule 13D filed on June 12, 2002 (as so amended, the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of AMX Corporation, a Texas corporation (the "Issuer"). The
Schedule 13D is hereby incorporated by reference for all purposes. Capitalized terms used but not defined herein shall have the meanings ascribed to them on
Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As previously reported on the Schedule 13D, in connection with the Reporting Person's purchase of 348,335 shares of Common Stock pursuant to the Subscription Agreement between the Reporting Person and the Issuer dated February 22, 2001, the Issuer sold additional shares of Common Stock to each of Casey Cowell ("Cowell"), Michael Krasny ("Krasny"), Navitar, Inc., and Marian D. York (each an "Additional Purchaser") pursuant to four separate Subscription Agreements each dated February 22, 2001 between the Issuer and each Additional Purchaser. On March 20, 2001, Cowell assigned his rights and obligations related to the purchase of 348,335 shares of Common Stock (the "Eqco Shares") under his Subscription Agreement and the related Side Letter Agreement to Eqco Partners, LLC ("Eqco"). On March 18, 2001, Krasny requested that the 232,223 shares of Common Stock (the "Trust Shares") purchased by him pursuant to his Subscription Agreement be registered under the name of Michael P. Krasny Revocable Trust dated July 1, 1993 (the "Trust").

         As previously reported on the Schedule 13D, the Reporting Person entered into a Letter Agreement dated April 5, 2002 (the "Eqco Letter Agreement") with Cowell (on behalf of Eqco) in which the Reporting Person agreed to purchase the Eqco Shares on or before May 5, 2002 at a price per share of $4.3062 for an aggregate purchase price of $1,500,000.18. On April 5, 2002, the Reporting Person entered into a separate Letter Agreement (the "Krasny Letter Agreement," together with the Eqco Letter Agreement, the "Letter Agreements") with Krasny (on behalf of the Trust) in which the Reporting Person agreed to purchase the Trust Shares on or before May 5, 2002 at a price per share of $4.3062 for an aggregate purchase price of $999,998.68. Pursuant to the combined terms of the Letter Agreements, the Reporting Person agreed to purchase on or before May 5, 2002 an aggregate 580,558 shares of Common Stock for $4.3062 per share for an aggregate purchase price of $2,499,998.86.

         On May 17, 2002, the Reporting Person became a party to that certain Escrow Agreement (the "Escrow Agreement") (a copy of which is filed herewith) by and among Krasny, Eqco, the Reporting Person and Chicago Title and Trust Company dated as of May 17, 2002, pursuant to which the Reporting Person agreed to deposit the sum of $1,000,000.00 ($600,000.00 for Eqco and $400,000.00 for the
Trust) in escrow as security for his Support Obligations (as defined and further discussed in Item 6 below). Pursuant to the terms of the Escrow Agreement and in consideration of the escrow established by the Reporting Person, the Trust and Eqco have (i) terminated the Reporting Person's rights and obligations to purchase the Eqco Shares and the Trust Shares (which aggregate 580,558 shares of Common Stock); and (ii) agreed not to sell the Eqco Shares or the Trust Shares before August 5, 2002 without the prior written consent of the Reporting Person (except for an Involuntary Sale). See Item 6 below for further discussion.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) & (b) As of May 17, 2002, the Reporting Person is the direct beneficial owner of 1,754,635 shares of the Common Stock, which constitutes approximately 15.8% of the total of 11,087,049 shares of Common Stock outstanding as of January 31, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2001. The Reporting Person has the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, such shares of Common Stock. As a result of the Reporting Person's right to consent to the sale of the Eqco Shares and the Trust Shares until August 5, 2002 under the terms of the Escrow Agreement, the Reporting Person may be deemed to share the power to dispose or to direct the

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disposition of the Eqco Shares and the Trust Shares until August 5, 2002 so that, as of May 17, 2002, the Reporting Person would be deemed to beneficially own 2,335,193 shares of Common Stock, which constitutes approximately 21.1% of the total of 11,087,049 shares of Common Stock outstanding as of January 31, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2001. The Reporting Person disclaims beneficial ownership of the Eqco Shares and the Trust Shares, which aggregate 580,558 shares of Common Stock, and as such, declares that this Amendment No. 5 to Schedule 13D shall not be construed as an admission that the Reporting Person is the beneficial owner of such shares.

         (c) On May 14, 2002, the Reporting Person sold 5,200 shares of Common Stock on the open market in a brokered transaction at a price per share of $2.069. On May 16, 2002, the Reporting Person sold 2,100 shares of Common Stock on the open market in a brokered transaction at a price per share of $2.599.

         On May 17, 2002, the Reporting Person became a party to the Escrow Agreement, pursuant to which the Reporting Person agreed to deposit the sum of $1,000,000.00 ($600,000.00 for Eqco and $400,000.00 for the Trust) in escrow as security for his Support Obligations (as defined and further discussed in Item 6 below). Pursuant to the terms of the Escrow Agreement and in consideration of the escrow established by the Reporting Person, the Trust and Eqco have (i) terminated the Reporting Person's rights and obligations to purchase the Eqco Shares and the Trust Shares (which aggregate 580,558 shares of Common Stock) and
(ii) agreed not to sell the Eqco Shares or the Trust Shares before August 5, 2002 without the prior written consent of the Reporting Person (except for an Involuntary Sale). See Item 6 below for further discussion.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As previously reported on the Schedule 13D, in connection with each Additional Purchaser's Subscription Agreement, the Reporting Person also entered into certain Side Letter Agreements (collectively, the "Side Letter Agreements") with each of the Additional Purchasers dated February 22, 2001 in which the Reporting Person agreed to provide certain price support protection ("Support Obligations") to the Additional Purchasers. Pursuant to the Side Letter Agreements, the Reporting Person agreed, subject to the terms and conditions set forth therein, to make certain payments to each Additional Purchaser if, during the 180-day period after the first anniversary of the Closing (which is defined as the second business day after the date on which all of the conditions set forth in the Subscription Agreement have been satisfied or waived) (the "Qualifying Period"), such Additional Purchaser sells (whether in a single transaction or a series of related transactions and including an Involuntary Sale (as defined in the Side Letter Agreements)) any of the shares purchased by such Additional Purchaser under such Additional Purchaser's Subscription Agreement, or if, prior to the commencement of the Qualifying Period, an Involuntary Sale shall occur with respect to such shares in which, in any such case, the per share gross sales price received by such Additional Purchaser is less than $4.3062.

         Subsequent to the execution of the Letter Agreements, the Reporting Person informed Eqco and the Trust that he was unable to purchase the Eqco Shares and the Trust Shares on or before May 5, 2002, and, accordingly that he was willing to deposit funds in escrow as security for his Support Obligations. On May 17, 2002, the Reporting Person became a party to the Escrow Agreement, pursuant to which the Reporting Person agreed to deposit the sum of $1,000,000.00 ($600,000.00 for Eqco and $400,000.00 for the Trust) in escrow as security for his Support Obligations. Pursuant to the terms of the Escrow Agreement and in consideration of the escrow established by the Reporting Person, the Trust and Eqco have (i) terminated the Reporting Person's rights and obligations to purchase the Eqco Shares and the Trust Shares (which aggregate 580,558 shares of Common Stock) and (ii) agreed not to sell the Eqco Shares or the Trust Shares before August 5, 2002 without the prior written consent of the Reporting Person (except for an Involuntary Sale). On and after August 6, 2002, Eqco or the Trust, as the case may be, shall be entitled to sell the remaining Eqco Shares or Trust Shares, and the funds in escrow shall be applied in satisfaction of the Reporting Person's Support Obligations to the extent that

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each Eqco Share or Trust Share is sold for a price which is less than $4.3062 per share. The Reporting Person's Support Obligations under the terms of the Escrow Agreement will continue for the eighteen-month period beginning on May 17, 2002.

         Except as set forth above, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT NO.

          Exhibit 1 Escrow Agreement by and between Michael P. Krasny, as Trustee of the Michael P. Krasny Revocable Trust dated July 1, 1993, Eqco Partners, LLC, Scott Miller and Chicago Title and Trust Company dated as of May 17, 2002.*

         *  Filed herewith.

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                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2002                                /s/ SCOTT DENNIS MILLER
                                                    ----------------------------
                                                    Scott Dennis Miller

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                                INDEX TO EXHIBITS

         EXHIBIT NO.

          Exhibit 1 Escrow Agreement by and between Michael P. Krasny, as Trustee of the Michael P. Krasny Revocable Trust dated July 1, 1993, Eqco Partners, LLC, Scott Miller and Chicago Title and Trust Company dated as of May 17, 2002.*

         *  Filed herewith.